Exhibit 99.1

RIO ALTO ANNOUNCES RESIGNATION OF DIRECTOR

For Immediate Release	June 12, 2014

Rio Alto Mining Limited (“Rio Alto” or “the Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that Dr. Roger Norwich has resigned from its board of directors for health and personal reasons. Dr. Norwich has been a director of Rio Alto since its inception in June 2009 and most recently served on the Corporate Governance and Compensation Committee and the Audit Committee.

Klaus Zeitler, Chairman of the Board of Directors of the Company commented, "Roger has been a key member of the Rio Alto team from inception through to now and has been a significant contributor to the success of our company. The board of Rio Alto sincerely thanks Roger for his contributions during his time with the Company and we all wish him well during his recovery."

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone:	604.628.1401
	Fax:	866.393.4493
Email: alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com